UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

DORIAN LPG LTD.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

Y2106R110

(CUSIP Number)

Nick Fell

BW Maritime Pte. Ltd.

Mapletree Business City, #18-01

10 Pasir Panjang Road

Singapore 117438

Telephone: +65 (0) 6434 5818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

1.	NAMES OF REPORTING PERSONS BW Euroholdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,403,943
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,403,943

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,403,943
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*

The calculation assumes that there are a total of 55,167,708 Common Shares outstanding as of June 28, 2019, which is based on information provided by the Issuer in its Annual Report on Form 10-K for the fiscal year ended March 31, 2019 (the “2019 10-K”).

1.	NAMES OF REPORTING PERSONS BW Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,404,043
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,404,043

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,404,043
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 55,167,708 Common Shares outstanding as of June 28, 2019, which is based on information provided by the Issuer in the 2019 10-K.

1.	NAMES OF REPORTING PERSONS BW LPG Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 55,167,708 Common Shares outstanding as of June 28, 2019, which is based on information provided by the Issuer in the 2019 10-K.

1.	NAMES OF REPORTING PERSONS Sohmen Family Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,404,043
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,404,043

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,404,043
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%*
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	The calculation assumes that there are a total of 55,167,708 Common Shares outstanding as of June 28, 2019, which is based on information provided by the Issuer in the 2019 10-K.

1.	NAMES OF REPORTING PERSONS BW LPG Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 55,167,708 Common Shares outstanding as of June 28, 2019, which is based on information provided by the Issuer in the 2019 10-K.

Item 1.  Security and Issuer.

This Amendment No. 8 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 28, 2015, as amended by Amendment No. 1 filed on August 31, 2015, Amendment No. 2 filed on January 29, 2018, Amendment No. 3 filed on February 1, 2018, Amendment No. 4 filed on May 29, 2018, Amendment No. 5 filed on July 9, 2018, Amendment No. 6 filed on July 16, 2018 and Amendment No. 7 filed on October 9, 2018 (collectively with this Amendment No. 8, the “Schedule 13D”) with respect to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Dorian LPG Ltd., a company incorporated under the laws of the Republic of the Marshall Islands (the “Issuer”). The Issuer’s principal executive offices are located at 27 Signal Road, Stamford, Connecticut 06902. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

This Schedule 13D is being filed jointly pursuant to Rule 13d-1(k)(1) under the Exchange Act by the following persons (the “Reporting Persons”):

a.	BW Euroholdings Limited (“Euroholdings”), a company incorporated under the laws of Cyprus. The principal business of Euroholdings is that of an investment holding company. The registered address of Euroholdings is at 13 Karaiskaki Street, 3032 Limassol, Cyprus and the correspondence address of Euroholdings is at Mapletree Business City, #18-01, 10 Pasir Panjang Road, Singapore 117438.
b.	BW LPG Limited (“BW LPG”), an exempted company limited by shares incorporated under the laws of Bermuda. The principal business of BW LPG is that of an investment holding company. The registered address of BW LPG is at c/o Inchona Services Limited, Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton HM EX, Bermuda and the correspondence address of BW LPG is at Mapletree Business City, #17-02, 10 Pasir Panjang Road, Singapore 117438.
c.	BW Group Limited (“BW Group”), an exempted company limited by shares incorporated under the laws of Bermuda. The principal business of BW Group is that of an investment holding company. The registered address of BW Group is at c/o Inchona Services Limited, Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton HM EX, Bermuda and the correspondence address of BW Group is at Mapletree Business City, #18-01, 10 Pasir Panjang Road, Singapore 117438.
d.	The Sohmen Family Foundation (the “Foundation”) is a foundation organized under the laws of Liechtenstein. The Foundation is established for the long-term furtherance of the interests of the Sohmen Family over successive generations. Its principal business offices are located at Heiligkreuz 6, P.O. Box 484, FL-9490 Vaduz, Liechtenstein.
e.	BW LPG Holding Limited (“LPG Holding”), an exempted company limited by shares incorporated under the laws of Bermuda. The principal business of LPG Holding is that of an investment holding company. The registered address of LPG Holding is at c/o Inchona Services Limited, Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton HM EX, Bermuda and the correspondence address of LPG Holding is at Mapletree Business City, #17-02, 10 Pasir Panjang Road, Singapore 117438.

Euroholdings is a wholly-owned subsidiary of BW Group. BW Group is a wholly-owned subsidiary of the Foundation. As of June 28, 2019, BW Group owns approximately 47.6% of BW LPG. LPG Holding is a wholly-owned subsidiary of BW LPG. The Reporting Persons may be considered a group within the meaning of Section 13(d)(3) of the Exchange Act.

Set forth in Schedule 1 to this Schedule 13D are the name, business address and present principal occupation or employment and citizenship of each director and executive officer of each of the Reporting Persons, which is incorporated herein by reference.

During the last five years prior to the date hereof, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended to add the following:

As part of the Reporting Persons’ process of reviewing their investment in the Issuer from time to time, BW Group has determined to cause Euroholdings to sell a portion of its holdings of Common Shares. The exact number of Common Shares that Euroholdings will sell has not been determined, and will depend upon, among other things, market conditions generally and for the Common Shares. BW Group presently expects, however, that, subject to market conditions generally and for the Common Shares, it will sell at least 550,000 Common Shares. In furtherance of this determination, Euroholdings has made the following sales of Common Shares:

•	On June 26, 2019, Euroholdings sold 96,902 Common Shares at a weighted average price of $8.7149 per Common Share. These shares were sold in multiple open market transactions executed by a broker on Euroholdings’ behalf at prices ranging from $8.70 to $8.755; and
•	On June 27, 2019, Euroholdings sold 325,615 Common Shares at a weighted average price of $8.8664 per Common Share. These shares were sold in multiple open market transactions executed by a broker on Euroholdings’ behalf at prices ranging from $8.77 to $8.995.

The Reporting Persons undertake to provide the SEC staff, upon request, all information regarding the number of Common Shares sold at each price within the ranges set forth above in this Item 4.

As the Reporting Persons have previously disclosed, the Reporting Persons expect to review from time to time their investment in the Issuer and in the future may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors, decide to: (i) continue to sell a portion or the remainder of the Common Shares, options or other securities now beneficially owned or hereinafter acquired by them; (ii) purchase additional Common Shares, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (iii) propose one or more director nominees for the Issuer’s Board of Directors or take other actions with respect to the election of the Issuer’s directors; (iv) engage in discussions and negotiations or enter into other transactions with a view to combining BW LPG with the Issuer or otherwise obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vi) engage in such other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby restated in its entirety as follows:

(a, b) As of the date hereof, each of the Foundation and BW Group may be deemed to be the beneficial owner of, and may be deemed to have shared voting and dispositive power over, 7,404,043 Common Shares, which represents 13.4% of the total outstanding Common Shares. This percentage is based on 55,167,708 Common Shares outstanding as of May 24, 2019, according to the 2019 10-K.

As of the date hereof, Euroholdings may be deemed to be the beneficial owner of, and may be deemed to have shared voting and dispositive power over, 7,403,943 Common Shares, which represents 13.4% of the total outstanding Common Shares. This percentage is based on 55,167,708 Common Shares outstanding as of May 24, 2019, according to the 2019 10-K.

As of the date hereof, BW LPG and LPG Holding may be deemed to be the beneficial owner of, and may be deemed to have shared voting and dispositive power over, 100 Common Shares, which represents 0.0% of the total outstanding Common Shares. This percentage is based on 55,167,708 Common Shares outstanding as of May 24, 2019, according to the 2019 10-K.

(c) Other than the sales of (i) 96,902 Common Shares by Euroholdings on June 26, 2019 and (ii) 325,615 Common Shares by Euroholdings on June 27, 2019, the details of which are set forth in Item 4 of this Schedule 13D and incorporated herein by reference, no transactions in Common Shares were effected during the past 60 days by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule 1 hereto.

(d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) This Item 5(e) is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2019

BW EUROHOLDINGS LIMITED

By: /s/ Billy Chiu

Name: Billy Chiu
Title: Authorized Signatory

BW GROUP LIMITED

By: /s/ Nicholas Fell
Name: Nicholas Fell
Title: Authorized Signatory

SOHMEN FAMILY FOUNDATION

By: /s/ Andreas Sohmen-Pao
Name: Andreas Sohmen-Pao
Title: Authorized Signatory

BW LPG LIMITED

By: /s/ Andreas Sohmen-Pao
Name: Andreas Sohmen-Pao
Title: Authorized Signatory

BW LPG HOLDING LIMITED

By: /s/ Martin Ackermann

Name: Martin Ackermann
Title: Authorized Signatory

Schedule 1-A is hereby amended and restated in its entirety to read as follows:

SCHEDULE 1-A

Directors and Executive Officers of BW Euroholdings Limited

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Billy Chiu	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	Singaporean
Andrea Maria Christodoulides Maria Tziakouri	c/o BW Gas Cyprus Ltd Ariadne House, 4th floor, Office 41 333, 28th October street, 3106, Limassol Cyprus c/o 13 Karaiskaki Street 3032 Limassol, Cyprus	Company Director Company Director	British Cyprus

Executive Officers
None

Schedule 1-B is hereby amended and restated in its entirety to read as follows:

 SCHEDULE 1-B

Directors and Executive Officers of BW LPG Limited

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Andreas Sohmen-Pao	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Chairman and Company Director	Austrian
John B. Harrison	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Vice-Chairman and Company Director	British
Martha Kold Bakkevig	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Company Director	Norwegian
Andreas Beroutsos	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Company Director	Greek
Anne Grethe Dalane	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Company Director	Norwegian
Anders Onarheim	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Company Director	Norwegian

Executive Officers
Martin Ackermann	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Chief Executive Officer	Danish
Elaine Ong Yi Ling	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Chief Financial Officer	Singaporean
Pontus Kristofer Berg	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Senior Vice President, Technical and Operations	Swedish
Niels Georges Stefan Bugge Rigault	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Senior Vice President, Commercial	Norwegian

Schedule 1-C is hereby amended and restated in its entirety to read as follows:

SCHEDULE 1-C

Directors and Executive Officers of BW Group Limited

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Andreas Sohmen-Pao	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Chairman and Company Director	Austrian
Amaury de Seze	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	French
John B. Harrison	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	British
Sir John Rose	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	British
Tan Hwee Hua @ Lim Hwee Hua	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	Singaporean
Christian Clausen	c/o Mapletree Business City #18-02 10 Pasir Panjang Road Singapore 117438	Company Director	Danish

Executive Officers
Christian Bonfils	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Managing Director, BW Dry Cargo ApS	Danish
Jakob Bergholdt	c/o Mapletree Business City #18-02 10 Pasir Panjang Road Singapore 117438	Chief Financial Officer	Danish
Nicholas John Oxleigh Fell	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Executive Vice President, Corporate Services & General Counsel	British
Yngvil Signe Eriksson Asheim	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Managing Director, BW LNG	Norwegian
Sebastien Brochet	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Executive Vice President, Strategy, Corporate Development & HR	French

Billy Chiu	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Executive Vice President	Singaporean

Schedule 1-D is hereby amended and restated in its entirety to read as follows:

 SCHEDULE 1-D

President and Members of the Sohmen Family Foundation

Name	Business Address	Principal Occupation or Employment	Citizenship
President
Helmut Sohmen	23rd Floor, No.9 Des Voeux Road West, Hong Kong SAR,China	Company Director	Austrian

Members
Hansjoerg Kaltenbrunner	Schoenbrunngasse 64, Graz, Austria	Company Director	Austrian
Dr. Michael Grabher	Heiligkreuz 6, Postfach 484, FL-9490 Vaduz, Liechtenstein	Law Partner, Marxer & Partner	Austrian
Andreas Sohmen-Pao	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Chairman, BW Group Limited	Austrian